12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

June 23, 2016

Scott Stringer
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CarMax, Inc.
Form 10-K for Fiscal Year Ended February 29, 2016
Filed April 22, 2016
File No. 1-31420

Dear Mr. Stringer:

As a follow-up to the conversation we had yesterday, this letter will confirm that CarMax, Inc. has requested and received an extension until July 18, 2016 to respond to the comment letter that we received regarding the above-referenced filed document. If you have any questions or comments, please do not hesitate to contact me at (804) 935-4526.

Sincerely,

/s/ Mac Stuckey

Mac Stuckey
Vice President and Deputy General Counsel

THE AUTO SUPERSTORE